November 20, 2024

Guy M. Oliphint
Chief Financial Officer
Permian Resources Corporation
300 N. Marienfeld St.
Suite 1000
Midland, TX 79701

       Re: Permian Resources Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-37697
Dear Guy M. Oliphint:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation